Filed pursuant to Rule 424(b)(3)
File No. 333-167622
PROSPECTUS
Offer to Exchange

Any and all outstanding Series A 6.950% Senior Notes due 2018,
$250,000,000 aggregate principal amount outstanding,
for Series B 6.950% Senior Notes due 2018.

The exchange offer and withdrawal rights
will expire at 5:00 p.m., New York City time,
on September 7, 2010, unless we extend the exchange offer.
     We are offering to exchange our Series B 6.950% Senior Notes due 2018 (“Series B Notes”) for the identical principal amounts of our outstanding Series A 6.950% Senior Notes due 2018 (“Series A Notes”, and together with the Series B Notes, “Notes”). The aggregate principal amount at maturity of the Series A Notes, and therefore the aggregate principal amount of Series B Notes that would be issued if all the Series A Notes were exchanged, is $250,000,000. The terms of the Series B Notes will be identical with the terms of the Series A Notes, except that because the issuance of the Series B Notes is being registered under the Securities Act of 1933, as amended, there are no transfer restrictions with regard to the Series B Notes.
     We issued the Series A Notes on May 4, 2010 in a transaction that was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). This exchange offer is being made in accordance with a Registration Rights Agreement dated as of May 4, 2010 among the initial purchasers of the Series A Notes and us.
     The Series A Notes are, and the Series B Notes, when issued, will be, our senior, unsecured and unsubordinated obligations and rank equally with all of our other senior, unsecured and unsubordinated indebtedness outstanding from time-to-time. Although there are currently no guarantors of the Notes, some or all of our wholly-owned subsidiaries, other than our finance company subsidiaries and foreign subsidiaries, may in the future guarantee the Notes under particular circumstances. If any of our subsidiaries guarantee the Notes, those guarantees may be suspended under limited circumstances. The registration statement of which this prospectus forms a part registers the possible guarantees as well as the Series B Notes.
     Before the exchange offer, there has been no public market for the Series B Notes. We do not currently intend to list the Series B Notes on a securities exchange or seek approval for quotation of the Series B Notes on an automated quotation system. Therefore, it is unlikely that an active trading market for the Series B Notes will develop. We will receive no proceeds from the exchange offer.
     This prospectus incorporates important business and financial information about us that is not included or delivered with this prospectus. That information will be made available without charge to our security holders upon oral request by calling our Office of the General Counsel at (305) 559-4000, or upon written request addressed to Lennar Corporation, 700 Northwest 107th Avenue, Miami, Florida 33172, Attn: Office of the General Counsel. To obtain timely delivery, security holders must request the information no later than five business days before September 7, 2010, the expiration date of the exchange offer.
     The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A.. This prospectus and the accompanying letter of transmittal are being distributed to holders of Series A Notes on or about August 6, 2010.
     Broker-dealers that receive Series B Notes for their own account in exchange for Series A Notes must acknowledge in the accompanying letter of transmittal or through an agent’s message that they will deliver a prospectus in connection with any resale of the Series B Notes. Broker-dealers that acquired Series A Notes for their own account as a result of market-making activities or other trading activities and who receive Series B Notes in exchange for those Series A Notes in the exchange offer may use this prospectus in connection with the resale of those Series B Notes.
     Investment in the Series B Notes to be issued in the exchange offer involves risks. You should carefully read the “Risk Factors” section, which begins on page 9 of this prospectus, before you exchange your Series A Notes.
     These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 6, 2010.

ABOUT THIS PROSPECTUS
     Each broker-dealer that receives Series B Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those Series B Notes. This prospectus, as it may be amended or supplemented from time-to-time, may be used by a broker-dealer in connection with sales of Series B Notes received in exchange for Series A Notes that were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the day the exchange offer expires and ending at the close of business on the first anniversary of that date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until September 15, 2010, all dealers effecting transactions in the Series B Notes may be required to deliver a prospectus.
     You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. No person has been authorized to give any information or to make any representations, other than those contained in this prospectus. If given or made, that information or those representations may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to or solicitation of any person in any jurisdiction in which such an offer or solicitation would be unlawful.
     You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated into this prospectus by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.
FORWARD-LOOKING INFORMATION
     Some of the statements in this prospectus and the documents incorporated by reference into this prospectus are “forward-looking statements”. These forward-looking statements include statements regarding this exchange offer, as well as our business, financial condition, results of operations, cash flows, strategies and prospects. You can identify forward-looking statements by the fact that these statements do not relate strictly to historical or current matters. Rather, forward-looking statements relate to anticipated or expected events, activities, trends or results. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements. These factors include those described under the caption “Risk Factors” in this prospectus, those described in Item 1A entitled “Risk Factors” in our Annual Report on Form 10-K for our fiscal year ended November 30, 2009, which are incorporated into this prospectus by reference, and other factors that may be included in our other filings with the Securities and Exchange Commission. We do not undertake any obligation to update forward-looking statements.

PROSPECTUS SUMMARY
     This summary highlights information contained elsewhere in this prospectus or in documents incorporated in this prospectus. This summary is not intended to be a complete description of the matters covered in this prospectus and is subject, and qualified in its entirety by reference, to the more detailed information and financial statements incorporated by reference in this prospectus. It does not contain all the information you should consider before deciding whether to exchange your Series A Notes for Series B Notes. You should read the entire prospectus. Unless otherwise defined in this prospectus, the term “we,” “our” or “us” refers to Lennar Corporation and its subsidiaries.
LENNAR CORPORATION
     We are one of the nation’s largest homebuilders and a provider of financial services. Our homebuilding operations include the construction and sale of single-family attached and detached homes, as well as the purchase, development and sale of residential land directly and through unconsolidated entities in which we have investments. We conduct homebuilding activities in 14 states, with our largest homebuilding operations in Florida, Texas and California. We also provide mortgage financing, title insurance and closing services as well as other ancillary services to our homebuyers and others. Substantially all of the loans that we originate are sold in the secondary mortgage market on a servicing released, non-recourse basis; although, we remain liable for certain limited representations and warranties related to loan sales. Our financial services segment operates generally in the same states as our homebuilding operations, but also operates in other states. We recently formed a new segment, Rialto Investments, that focuses on the acquisition and monetization of distressed real estate asset investments, asset management and workout strategies.
     For additional information, see our Annual Report on Form 10-K for the fiscal year ended November 30, 2009, our Quarterly Reports on Form 10-Q for the fiscal quarters ended February 28, 2010 and May 31, 2010 and our Current Reports on Form 8-K filed with the SEC on February 22, 2010, April 5, 2010, April 19, 2010; April 26, 2010, April 29, 2010, May 10, 2010, May 14, 2010 and June 28, 2010, each of which is incorporated into this prospectus by reference.
     We are a Delaware corporation. Our principal offices are at 700 Northwest 107th Avenue, Miami, Florida 33172. Our telephone number at these offices is (305) 559-4000. Our website address is www.lennar.com. The information on our website is not part of this prospectus.
ISSUANCE OF THE SERIES A NOTES
     On May 4, 2010, we sold $250 million aggregate principal amount of Series A 6.950% Senior Notes due 2018 (the “Series A Notes”) to initial purchasers (the “Initial Purchasers”) in a transaction that was exempt from the registration requirements of the Securities Act. The Initial Purchasers subsequently resold the Series A Notes in reliance on Rule 144A or other exemptions from the registration requirements of the Securities Act. We entered into a Registration Rights Agreement with the Initial Purchasers, pursuant to which we agreed to exchange registered Series B 6.950% Senior Notes due 2018 (“Series B Notes,” and together with the Series A Notes, “Notes”) for the Series A Notes and also granted holders of Series A Notes rights under certain circumstances to have resales of Series A Notes registered under the Securities Act. The exchange offer made by this prospectus is intended to satisfy our principal obligations under the Registration Rights Agreement.
     We issued the Series A Notes under an indenture dated as of May 4, 2010, among us, the potential subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Indenture”). The Series B Notes will also be issued under the Indenture and will be entitled to the benefits of the Indenture. The form and terms of the Series B Notes will be identical in all material respects with the form and terms of the Series A Notes, except that (1) the Series B Notes will have been registered under the Securities Act and, therefore, the global certificate (and any individual certificates) will not bear legends describing restrictions on transferring the Series B Notes represented by the certificates, and (2) holders of Series B Notes will not be, and upon the consummation of the exchange offer, holders of Series A Notes will no longer be, entitled to rights under the Registration Rights Agreement. Series A Notes that are not exchanged will continue to be subject to restrictions on transfer.
     The net proceeds we received from the issuance of the Series A Notes were used to pay a portion of the purchase price of $289.4 million principal amount of our senior notes with maturity dates in 2010, 2011 and 2013, that we purchased through a tender offer that ran from April 27, 2010 to May 25, 2010. We will receive no proceeds from the exchange of the Series B Notes for the Series A Notes pursuant to the exchange offer.

THE EXCHANGE OFFER

The Exchange Offer	We are offering to exchange our Series B 6.950% Senior Notes due 2018, for identical principal amounts of our outstanding Series A 6.950% Senior Notes due 2018. As of the date of this prospectus, $250 million aggregate principal amount of Series A 6.950% Senior Notes are outstanding.

Expiration of Exchange Offer	5:00 p.m., New York time on September 7, 2010, unless we extend the exchange offer. In this prospectus, we refer to the date the exchange offer will expire as the “expiration date.”

Conditions of the Exchange Offer	The only condition to the exchange offer is that we not be advised that completion of the exchange offer would, or might, be unlawful. The exchange offer is not conditioned upon any minimum principal amount of Series A Notes being tendered for exchange.

Accrued Interest on the Series A Notes	Interest on Series A Notes that are exchanged will cease to accrue on the last interest payment date before the day on which Series B Notes are issued in exchange for them. However, Series B Notes issued in exchange for Series A Notes will bear interest from the last interest payment date before the day on which they are issued in exchange for the Series A Notes. Therefore, exchanging Series A Notes for Series B Notes will not affect the amount of interest a holder will receive.

Interest on the Series B Notes	Interest on the Series B Notes will be paid on June 1 and December 1 of each year, beginning December 1, 2010.

Procedures for Tendering Series A Notes	A holder of Series A Notes who wishes to accept the exchange offer must deliver to the exchange agent, before the exchange offer expires:

(1)   A confirmation from The Depository Trust Company (“DTC”) that the Series A Notes have been delivered by book-entry transfer to an account of the exchange agent with DTC (a “Book-Entry Confirmation”);

(2) Either

        (a)  A letter of transmittal, or a facsimile of one, that has been completed and executed in accordance with the instructions contained in the section of this prospectus titled “The Exchange Offer — Procedures for Tendering Notes” and in the letter of transmittal, or

        (b)  A message from DTC (an “Agent’s Message”), which will be part of the Book-Entry Confirmation, stating the DTC has received an express acknowledgment that the applicable DTC participant has received and agrees to be bound by the exchange offer contained in this prospectus and the letter of transmittal, and that Lennar may enforce that agreement against the participant; and

(3) Any other documents required by the letter of transmittal.

Guaranteed Delivery Procedures	Eligible holders of Series A Notes who wish to tender their Series A Notes, but who cannot complete the procedures for book-entry transfer of Series A Notes or deliver a letter of transmittal or an Agent’s Message or any other documents required by the letter of transmittal, to the exchange agent before the exchange offer expires may tender their Series A Notes using the guaranteed delivery procedures described in the letter of transmittal.

Acceptance of Series A Notes and Delivery of Series B Notes	Unless we are advised that it would, or might, be unlawful for us to do so, we will accept any and all Series A Notes that are properly tendered in response to the exchange offer and not properly withdrawn before 5:00 p.m., New York City time, on the expiration date. The Series B Notes issued pursuant to the exchange offer will be delivered promptly after acceptance of the Series A Notes.

Withdrawal Rights	Tenders of Series A Notes may be withdrawn at any time before 5:00 p.m., New York City time, on the expiration date.

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, the exchange of Series A Notes for Series B Notes should not be considered a sale or exchange or otherwise be a taxable event to the holders of the Series A Notes. See “The Exchange Offer — Material Federal Income Tax Consequences.” You should consult with your tax advisor regarding your particular situation.

The Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent. The address and telephone number of the exchange agent are set forth under the caption “The Exchange Offer — Exchange Agent” in this prospectus.

Fees and Expenses	We will bear the expense of soliciting tenders pursuant to the exchange offer. Except as described in the letter of transmittal, we will also pay any transfer taxes that are applicable to the exchange of Series A Notes for Series B Notes pursuant to the exchange offer.

Resales of the Series B Notes	Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties, we believe that a person who receives Series B Notes issued pursuant to the exchange offer (other than (1) a broker-dealer who purchased the Series A Notes directly from us for resale pursuant to Rule 144A under the Securities Act or another exemption from the registration requirements of the Securities Act; or (2) a person that is an affiliate of ours, as that term is defined in Rule 405 under the Securities Act), may sell the Series B Notes without registration or the need to deliver a prospectus under the Securities Act, provided that person has no arrangement to participate in a distribution of the Series B Notes. Each broker-dealer that receives Series B Notes for its own account in exchange for Series A Notes that were acquired by the broker as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Series B Notes.

Each person who acquires Series B Notes in exchange for Series A Notes in the exchange offer will be deemed to have acknowledged the following:

• The Series B Notes are being acquired in the ordinary course of business of the holder and any beneficial owner thereof;

• The person does not have an arrangement or understanding with any other person to participate in the distribution of the Series B Notes;

• The person is not an affiliate of Lennar; and

• The person is not engaged in and does not intend to engage in a distribution of the Series B Notes.

Consequences of Not Exchanging the Series A Notes	If you do not exchange your Series A Notes, the existing restrictions on the transfer of the Series A Notes will continue to apply. Because we anticipate that most holders will elect to exchange their Series A Notes for Series B Notes due to the absence of restrictions on the resale of Series B Notes under the Securities Act, we anticipate that if there is any market for the Series A Notes that remain outstanding after the consummation of the exchange offer, that market will be very limited.

THE SERIES B NOTES
     The exchange offer applies to all $250 million aggregate principal amount of the Series A Notes that are outstanding. The terms of the Series B Notes are identical in all material respects with those of the Series A Notes, except for certain transfer restrictions and registration rights relating to the Series A Notes. The Series B Notes will evidence the same debt as the Series A Notes and will be entitled to the benefits of the Indenture under which both the Series A Notes were, and the Series B Notes will be, issued.
     The summary below describes the principal terms of the Series B Notes. Certain of the terms and conditions are subject to limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the Series B Notes.

Securities Offered	$250,000,000 aggregate principal amount of Series B 6.950% Senior Notes due 2018.

Maturity Date	June 1, 2018.

Interest Payment Dates	June 1 and December 1 of each year, beginning on December 1, 2010.

Interest Rate	The Series B Notes will bear interest at the rate of 6.950% per year (calculated using a 360-day year composed of twelve 30-day months).

Sinking Fund	None.

Ranking	The Series B Notes are our senior, unsecured and unsubordinated obligations and rank equally with all of our other senior unsecured and unsubordinated indebtedness from time-to-time outstanding. The Series B Notes are effectively subordinated to the obligations of our subsidiaries, except to the extent, if any, that in the future particular subsidiaries become guarantors of the Series B Notes, and to our obligations that are secured, to the extent of the assets securing those obligations.

Guarantees	All of our wholly-owned subsidiaries, other than our finance company subsidiaries and foreign subsidiaries, may guarantee the Series B Notes. If any of our subsidiaries guarantee the Series B notes in the future, the guarantees may be subsequently suspended under certain limited circumstances. See “Description of the Notes — The Guarantees.”

Redemption at our Option	We may redeem any or all of the Series B Notes at any time at a redemption price equal to the greater of (a) 100% of the principal amount of the Series B Notes being redeemed or (b) the sum of the present values of the remaining scheduled payments of principal and interest on the Series B Notes being redeemed, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the comparable treasury rate plus 50 basis points, plus, in either case, accrued and unpaid interest on the Series B Notes to the redemption date.

Certain Indenture Provisions	The Indenture governing the Series B Notes contains covenants limiting our and some of our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. These covenants are subject to important exceptions and qualifications. See “Description of the Notes — Certain Covenants.”

Use of Proceeds	We will receive no proceeds from the exchange of Series A Notes for the Series B Notes pursuant to the exchange offer.

Offer to Repurchase Upon a Change of Control Triggering Event	Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all outstanding Series A or Series B Notes at a price in cash equal to 101% of the principal amount of the Series A or Series B Notes, plus any accrued and unpaid interest to, but not including, the repurchase date. See “Description of the Notes — Change of Control Offer.”

Book-Entry Form	The Series B Notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC.

Risk Factors	Investing in the Series B Notes involves significant risk. Before you exchange your Series A Notes, you should carefully read the “Risk Factors” section beginning on page 9 of this prospectus for a description of some of the risks you should particularly consider before exchanging Series A Notes for Series B Notes.

Governing Law	State of New York.

RISK FACTORS
          In this section, we describe risks relating to the exchange of Series A Notes for Series B Notes. Investors considering exchanging or acquiring Notes should read the description of risks relating to our business included in Item 1A of our Annual Report on Form 10-K for our fiscal year ended November 30, 2009 and in our subsequent filings with the SEC. If any of those risks develop into actual events, the exchange offer or our business, financial condition, results of operations, cash flows, strategies or properties could be materially adversely affected.
Because the Series B Notes are structurally subordinated to the obligations of our subsidiaries, at any time the guarantees of the Notes are not in effect, you may not be fully repaid if we become insolvent.
          Substantially all of our operating assets are held by our subsidiaries. At any time when the guarantees of the Notes by any of our subsidiaries are not in effect as described under the section “Description of the Notes — The Guarantees,” holders of any indebtedness or preferred stock of any of those subsidiaries and other creditors of those subsidiaries, including trade creditors, will have claims on the assets of those subsidiaries that are prior to those of the holders of the Notes. As of the date of this prospectus, none of those guarantees is in effect. Accordingly, the Notes are currently structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries. The Indenture does not prohibit any of our subsidiaries from incurring additional liabilities.
          As of May 31, 2010, our subsidiaries had $371.1 million of indebtedness (including $359.6 million of secured indebtedness).
The fact that the Series B Notes are unsecured may increase the possibility that you will not be fully repaid if we become insolvent.
          The Series B Notes will not be secured by any of our assets or our subsidiaries’ assets. The Notes will be our senior, unsecured and unsubordinated obligations and will rank equally with all of our other senior unsecured and unsubordinated indebtedness from time-to-time outstanding, senior to any of our future indebtedness that is expressly subordinated in right of payment to the Notes, and junior to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness.
          In the event of our bankruptcy, liquidation, reorganization or other winding up, the holders of any secured debt would receive payments from the assets securing that debt before you receive any payments from sales of those assets. There may not be sufficient assets remaining to pay amounts due on any or all of the Notes then outstanding. The indenture governing the Notes does not prohibit us from incurring additional senior debt or secured debt, nor does it prohibit any of our subsidiaries from incurring additional liabilities.
          As of May 31, 2010, we had $124.6 million outstanding under cash-collateralized letter of credit agreements.
Fraudulent conveyance considerations.
          If at any time the guarantees of the Series B Notes are effective, those guarantees, under fraudulent conveyance laws, might be subordinated to existing or future indebtedness incurred by the guarantor subsidiaries, or might not be enforceable, if a court or a creditor’s representative, such as a bankruptcy trustee, concluded that those subsidiaries:
•	Received less than fair consideration for the guarantees;

•	Were rendered insolvent as a result of issuing the guarantees;

•	Were engaged in a business or transaction for which our subsidiaries’ remaining assets constituted unreasonably small capital;

•	Intended to incur, or believed that we or they would incur, debts beyond our or their ability to pay as those debts matured; or

•	Intended to hinder, delay or defraud our or their creditors.
          The measure of insolvency varies depending upon the law of the relevant jurisdiction. Generally, however, a company is considered insolvent if its debts are greater than the fair value of its property, or if the fair saleable value of its assets is less than the amount that would be needed to pay its probable liabilities as its existing debts matured and became absolute.
Guarantees provided by our subsidiaries, if then effective, are subject to certain defenses that may limit your right to receive payment from the guarantors with regard to the Series B Notes.
          Although the guarantees, if and when in effect, provide the holders of the Series B Notes with a direct claim against the assets of the guarantors, enforcement of the guarantees against any guarantor would be subject to certain “suretyship” defenses available to guarantors generally. Enforcement could also be subject to other defenses available to the guarantors in certain circumstances. To the extent that the guarantees are not enforceable, you would not be able to assert a claim successfully against such guarantors.

All of our existing indebtedness of our senior notes will mature prior to the Series B Notes and contains a requirement to provide guarantees.
          At May 31, 2010, we had approximately $2.4 billion of outstanding senior notes, which rank pari passu with the Notes and contain requirements to provide guarantees on essentially the same terms and conditions as the Notes. All of the those senior notes will mature prior to the Notes. Accordingly, we will be required to refinance or repay this indebtedness prior to the maturity of the Notes. See “Other Indebtedness.”
If there are guarantees of the Series B Notes, they may be suspended or released.
          The principal reason our guarantor subsidiaries may guarantee the Series B Notes is so holders of the Series B Notes will have rights at least as great with regard to our subsidiaries as any other holders of a material amount of Lennar’s unsecured debt. Therefore, the guarantees of the Series B Notes will be in effect only while the guarantor subsidiaries guarantee a material amount of the debt of Lennar, as a separate entity. At present, Lennar has no outstanding guaranteed debt. Accordingly, the guarantees of the Series B Notes by the guarantor subsidiaries will not be in effect at the time of issuance of the Series B Notes.
          If Lennar has at least $75 million of guaranteed debt outstanding in the future, the subsidiary guarantees will become effective with respect to all the outstanding senior notes of the currently outstanding issues and of notes issued in the future that have similar guarantee provisions, as well as the Series B Notes. However, the guarantee obligation of any guarantor subsidiary will be suspended during any period when that guarantor subsidiary is not directly or indirectly guaranteeing at least $75 million principal amount of Lennar debt (other than debt that has similar provisions regarding suspension of guarantees). Therefore, if a guarantor subsidiary ceases to guarantee at least $75 million of Lennar debt obligations (or of subsidiary guarantees of Lennar debt obligations), that subsidiary’s guarantee obligation will be suspended until such time, if any, as it is again guaranteeing at least $75 million of such debt obligations.
          If our guarantor subsidiaries guarantee revolving credit lines totaling at least $75 million, we will treat the guarantees of the Series B Notes and the other guaranteed senior notes as remaining in effect even during periods when our borrowings under the revolving credit lines are less than $75 million.
In the future, we may incur substantially more debt or take other actions which would intensify the risks discussed above.
          We and our subsidiaries are permitted to incur additional debt in the future, some of which may be secured debt, subject only to the restrictions contained in our debt instruments, which currently are very limited. We will not be restricted under the terms of the Indenture governing the Series B Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that could have the effect of diminishing our ability to make payments on the Series B Notes when due.
There is no public market for the Series B Notes, so you may be unable to sell the Series B Notes.
          The Series B Notes are new securities for which there is currently no public trading market. Consequently, the Series B Notes may be relatively illiquid, and you may be unable to sell your Series B Notes. We do not intend to list the Series B Notes on any securities exchange or to include the Series B Notes in any automated quotation system.
We may not have the ability to raise the funds necessary to finance the change of control offer required by the Indenture governing the Series B Notes, which would violate the terms of the Series B Notes.
          Upon a Change of Control Triggering Event, we will be required to make an offer to repurchase all outstanding Series B Notes at a price in cash equal to 101% of the principal amount of the Series B Notes, plus any accrued and unpaid interest to, but not including, the repurchase date. To the extent that we are required to offer to repurchase the Series B Notes upon the occurrence of a Change of Control Triggering Event, we may not have sufficient funds to repurchase the Series B Notes for cash at such time. In addition, our ability to repurchase the Series B Notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. The failure to make such repurchase would result in a default under the indenture governing the Series B Notes. See “Description of the Notes — Change of Control Offer.”
There could be negative consequences to you if you do not exchange your Series A Notes for Series B Notes.
          Holders who fail to exchange their Series A Notes for Series B Notes will continue to be subject to restrictions on transfer of the Series A Notes. Any Series A Notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of Series A Notes outstanding. Because we anticipate that most holders will elect to exchange the Series A Notes for Series B Notes due to the absence of restrictions on the resale of Series B Notes under the Securities Act, we anticipate that the market for Series A Notes that remain outstanding after the consummation of the exchange offer will be substantially limited. As a result of making the exchange offer, we will have fulfilled our obligations under the Registration Rights Agreement relating to the Series A Notes. Following the consummation of the exchange offer, holders who did not tender their Series A Notes generally will not have any further registration rights under the Registration Rights Agreement, and the Series A Notes that were not exchanged will continue to be subject to restrictions on transfer.

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months
	Ended
	May 31,		Years Ended November 30,
	2010	2009	2009	2008	2007	2006	2005

Ratio of earnings to fixed charges (1) (2)	1.1x	—x	—x	—x	—x	4.6x	10.5x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes plus “fixed charges” and certain other adjustments. “Fixed charges” consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations.

(2)	For the six months ended May 31, 2009, we had an earnings-to-fixed charges deficiency of $240.1 million. For the years ended November 30, 2009, 2008, and 2007 we had an earnings-to-fixed charges deficiency of $651.7 million, $503.3 million and $2,628.2 million, respectively.

          There was no preferred stock outstanding for any of the periods shown above. Accordingly, the ratios of earnings to combined fixed charges and preferred stock dividends were the same as the ratios of earnings to fixed charges.
USE OF PROCEEDS
     The net proceeds we received from the issuance of the Series A Notes were used to pay a portion of the purchase price for our senior notes that we purchased through a tender offer that ran from April 27, 2010 to May 25, 2010. We will not receive any proceeds from the exchange of the Series B Notes for the Series A Notes pursuant to the exchange offer.
ABSENCE OF PUBLIC MARKET
     The Series B Notes will be new securities for which there is no established trading market. We currently do not intend to list the Series B Notes on any securities exchange or to arrange for the Series B Notes to be quoted on any quotation system. Accordingly, it is not likely that an active trading market for the Series B Notes will develop or, if a market develops, that it will provide significant liquidity to holders of Series B Notes.
OTHER INDEBTEDNESS
          Our indebtedness as of May 31, 2010 is listed in the table in the section of this prospectus captioned “Capitalization.” None of that indebtedness, other than as described below, has any covenants that restrict our, or our subsidiaries’, ability to make payments on outstanding indebtedness or to pay dividends, or requires us to maintain financial attributes. All of our outstanding senior notes have covenants, similar to those in the Indenture governing the Series B Notes, that limit our or our subsidiaries’ ability to create liens securing indebtedness or enter into sale and leaseback transactions. We believe we were in compliance with our debt covenants as of May 31, 2010.
          As of May 31, 2010, we had $273.6 million of letters of credit outstanding, of which $124.6 million were under cash-collateralized letter of credit agreements.
REGULATORY APPROVALS
     Except for the Securities Act and the Exchange Act and the rules and regulations under them, no federal or state regulatory requirements must be complied with and no federal or state regulatory approvals must be obtained in connection with the exchange offer.

CAPITALIZATION
(In thousands, except per share amounts)
     The table below shows our capitalization as of May 31, 2010. The exchange of outstanding Series B Notes for outstanding Series A Notes will not affect this capitalization.

May 31, 2010
Debt:
5.125% Senior Notes due 2010	$99,229
5.95% Senior Notes due 2011	113,140
5.95% Senior Notes due 2013	266,035
5.50% Senior Notes due 2014	248,509
5.60% Senior Notes due 2015	501,321
6.50% Senior Notes due 2016	249,774
12.25 Senior Notes due 2017	392,726
6.950% Senior Notes due 2018 (1)	247,323
2.00% Convertible Senior Notes due 2020	276,500
Mortgage notes on land and other debt	495,655

Total Lennar Homebuilding debt	2,890,212
Rialto Investments debt	626,906
Lennar Financial Services debt	161,057

Total debt	3,678,175

Stockholders’ equity:
Class A common stock of $0.10 par value per share, 165,312 shares issued (2)	16,531
Class B common stock of $0.10 par value per share, 32,971 shares issued (3)	3,297
Additional paid-in capital	2,222,715
Retained earnings	846,833
Treasury stock, at cost, 11,662 Class A common stock and 1,680 Class B common stock	(615,483)

Total stockholders’ equity	2,473,893
Noncontrolling interests	555,040

Total equity	3,028,933

Total capitalization	$6,707,108

(1)	Net of $2,677 discount. The exchange of Series A Notes for Series B Notes will not affect the total amount of 6.950% Senior Notes due 2018 that are outstanding.

(2)	Does not include 5,383 shares of common stock issuable upon exercise of stock options that were outstanding at May 31, 2010.

(3)	Does not include 24 shares of common stock issuable upon exercise of stock options that were outstanding at May 31, 2010.

SELECTED FINANCIAL DATA
     The following table sets forth selected consolidated financial and operating information about us at or for the six months ended May 31, 2010 and 2009, and at or for the fiscal years ended, November 30, 2005 through 2009. The information presented below is based upon our historical financial statements.

	At or for the Six
	Months Ended
	May 31,		At or for the Years Ended November 30,
	2010	2009	2009	2008	2007	2006	2005

	(Dollars in thousands, except per share amounts)
Results of Operations:
Revenues:
Lennar Homebuilding	$1,226,104	1,334,263	2,834,285	4,263,038	9,730,252	15,623,040	13,304,599
Lennar Financial Services	$127,901	150,653	285,102	312,379	456,529	643,622	562,372
Rialto Investments	$34,918	—	—	—	—	—	—
Total revenues	$1,388,923	1,484,916	3,119,387	4,575,417	10,186,781	16,266,662	13,866,971
Operating earnings (loss) from continuing operations:
Lennar Homebuilding (1)	$34,923	(244,734)	(676,293)	(404,883)	(2,912,072)	999,568	2,322,121
Lennar Financial Services (2)	$12,752	17,031	35,982	(30,990)	6,120	149,803	104,768
Rialto Investments	$13,708	(1,021)	(2,528)	—	—	—	—
Corporate general and administrative expenses	$(44,874)	(57,249)	(117,565)	(129,752)	(173,202)	(193,307)	(187,257)
Loss on redemption of 9.95% senior notes	$—	—	—	—	—	—	(34,908)
Earnings (loss) from continuing operations before income taxes	$16,509	(285,973)	(760,404)	(565,625)	(3,079,154)	956,064	2,204,724
Earnings from discontinued operations before income taxes (3)	$—	—	—	—	—	—	17,261
Earnings (loss) from continuing operations attributable to Lennar (4)	$33,196	(281,114)	(417,147)	(1,109,085)	(1,941,081)	593,869	1,344,410
Earnings from discontinued operations attributable to Lennar	$—	—	—	—	—	—	10,745
Net earnings (loss) attributable to Lennar	$33,196	(281,114)	(417,147)	(1,109,085)	(1,941,081)	593,869	1,355,155
Diluted earnings (loss) per share:
Earnings (loss) from continuing operations attributable to Lennar	$0.18	(1.74)	(2.45)	(7.01)	(12.31)	3.68	8.17
Earnings from discontinued operations attributable to Lennar	$—	—	—	—	—	—	0.06
Net earnings (loss) attributable to Lennar	$0.18	(1.74)	(2.45)	(7.01)	(12.31)	3.68	8.23
Cash dividends declared per share—Class A common stock	$0.08	0.08	0.16	0.52	0.64	0.64	0.573
Cash dividends declared per share—Class B common stock	$0.08	0.08	0.16	0.52	0.64	0.64	0.573

	At or for the Six
	Months Ended
	May 31,		At or for the Years Ended November 30,
	2010	2009	2009	2008	2007	2006	2005

	(Dollars in thousands, except per share amounts)
Financial Position:
Total assets	$8,248,880	7,282,987	7,314,791	7,424,898	9,102,747	12,408,266	12,541,225
Debt:
Lennar Homebuilding	$2,890,212	2,664,853	2,761,352	2,544,935	2,295,436	2,613,503	2,592,772
Rialto Investments	$626,906	—	—	—	—	—	—
Lennar Financial Services	$161,057	276,708	217,557	225,783	541,437	1,149,231	1,269,782
Stockholders’ equity	$2,473,893	2,482,006	2,443,479	2,623,007	3,822,119	5,701,372	5,251,411
Total equity	$3,028,933	2,640,505	2,588,014	2,788,753	3,850,647	5,756,765	5,329,654
Shares outstanding (000s)	184,941	175,260	184,896	160,558	159,887	158,155	157,559
Stockholders’ equity per share	$13.38	14.16	13.22	16.34	23.91	36.05	33.33
Lennar Homebuilding Data (including unconsolidated entities):
Number of homes delivered	4,916	5,291	11,478	15,735	33,283	49,568	42,359
New orders	5,784	5,754	11,510	13,391	25,753	42,212	43,405
Backlog of home sales contracts	2,499	2,062	1,631	1,599	4,009	11,608	18,565
Backlog dollar value	$655,943	545,735	479,571	456,270	1,384,137	3,980,428	6,884,238

(1)	Lennar Homebuilding operating earnings (loss) from continuing operations include $13.1 million and $93.2 million, respectively, of valuation adjustments for the six months ended May 31, 2010 and 2009. For the six months ended May 31, 2010 and 2009, Lennar Homebuilding operating earnings (loss) from continuing operations also include $1.2 million and $50.1 million, respectively, of our share of valuation adjustments related to assets of unconsolidated entities in which we have investments and $0.4 million and $44.2 million, respectively of valuation adjustments to our investments in unconsolidated entities. Lennar Homebuilding operating earnings (loss) from continuing operations include $359.9 million, $340.5 million, $2,445.1 million, $501.8 million and $20.5 million, respectively, of valuation adjustments for the years ended November 30, 2009, 2008, 2007, 2006 and 2005. In addition, it includes $101.9 million, $32.2 million, $364.2 million and $126.4 million, respectively, of our share of valuation adjustments related to assets of our investments in unconsolidated entities for the years ended November 30, 2009, 2008, 2007 and 2006, and $89.0 million, $172.8 million, $132.2 million and $14.5 million, respectively, of valuation adjustments to our investments in unconsolidated entities for the years ended November 30, 2009, 2008, 2007 and 2006. During the year ended November 30, 2007, Lennar Homebuilding operating earnings (loss) from continuing operations also includes $190.2 million of goodwill impairments. There were no other material valuation adjustments for the year ended November 30, 2005.

(2)	Lennar Financial Services operating loss from continuing operations for the year ended November 30, 2008 includes a $27.2 million impairment of the Lennar Financial Services segment’s goodwill.

(3)	Earnings from discontinued operations before income taxes include a gain of $15.8 million for the year ended November 30, 2005 related to the sale of a subsidiary of the Lennar Financial Services segment’s title company.

(4)	Earnings (loss) from continuing operations attributable to Lennar for the six months ended May 31, 2010 and 2009 include a valuation allowance of $4.8 million and $102.2 million, respectively, that the Company recorded against its deferred tax assets. Earnings (loss) from continuing operations attributable to Lennar for the year ended November 30, 2009 primarily includes a reversal of our deferred tax asset valuation allowance of $351.8 million, primarily due to a change in tax legislation, which allowed us to carryback our fiscal year 2009 tax loss to recover previously paid income taxes. Earnings (loss) from continuing operations attributable to Lennar for the year ended November 30, 2008 include a $730.8 million valuation allowance recorded against our deferred tax assets.

THE EXCHANGE OFFER
Purpose of the Exchange Offer
     A Registration Rights Agreement between us and the initial purchasers of the Series A Notes requires that on or before September 1, 2010, we must, at our expense and for the benefit of the holders of the Series A Notes, file a registration statement with respect to a registered offer to exchange Series B Notes for identical principal amounts of the Series A Notes, and that we must use our reasonable best efforts to (1) cause that registration statement to be declared effective under the Securities Act on or before October 1, 2010 and (2) complete the exchange offer on or before November 30, 2010. If we fail to meet any of those targets, the interest rate on the Series A Notes will increase until we cure the default.
Terms of the Exchange Offer
     On the terms set forth in this prospectus and in the accompanying letter of transmittal, we are offering to issue Series B Notes in exchange for all Series A Notes that are validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date. The principal amount of the Series B Notes issued in the exchange will be the same as the principal amount of the Series A Notes for which the Series B Notes are exchanged. Holders may tender some or all of their Series A Notes in response to the exchange offer. However, Series A Notes may be tendered only in multiples of $1,000 principal amount.
     The form and terms of the Series B Notes will be the same in all material respects as the form and terms of the Series A Notes (except that the Series B Notes will not contain terms with respect to transfer restrictions). The Series B Notes will be guaranteed by the same guarantors as the Series A Notes, if any.
     We will be deemed to accept all the Series A Notes that are validly tendered and not withdrawn when we give oral or written notice to that effect to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving Series B Notes from us. If any tendered Series A Notes are not accepted for exchange because of an invalid tender or otherwise, certificates for those Series A Notes will be returned, without expense, to the tendering holder promptly after the expiration date.
     Holders who tender Series A Notes in response to the exchange offer will not be required to pay brokerage commissions or fees or, except as described in the instructions in the letter of transmittal, transfer taxes. We will pay all charges and expenses, other than certain taxes described below, in connection with the exchange offer.
     A holder who validly withdraws previously tendered Series A Notes will not receive Series B Notes unless the Series A Notes are re-tendered before 5:00 p.m., New York City time, on the expiration date. Holders will have the right to withdraw previously tendered Series A Notes until 5:00 p.m. New York City time on the expiration date.
     Interest on each Series B Note will accrue (A) from the later of (1) the last interest payment date on which interest was paid on the Series A Note that was surrendered, or (2) if the Series A Note is surrendered for exchange on a date between the record date for an interest payment and that interest payment date, the interest payment date or (B) if no interest has been paid on that Series A Note, from May 4, 2010, the issue date of the Series A Notes.
Expiration Date; Extension; Termination
     The exchange offer will expire at 5:00 p.m., New York City time, on September 7, 2010, which will be the expiration date, unless we extend the exchange offer by notice to the exchange agent. We reserve the right to extend the exchange offer at our discretion. If we extend the exchange offer, the term “expiration date” will mean the date on which the exchange offer as extended will expire. We will notify the exchange agent of any extension by oral or written notice and we will make a public announcement of any extension not later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date. Immediately after the expiration date, we will accept all Series A Notes that have been properly tendered and not withdrawn.
Procedures for Tendering Notes
     Any holder of Series A Notes may tender Series A Notes in response to the exchange offer. To tender Series A Notes, the holder must deliver to the exchange agent, before 5:00 p.m., New York City time, on the expiration date:
•	A Book-Entry Confirmation from DTC that the Series A Notes have been delivered by book-entry transfer to the account of the exchange agent with DTC; and

•	Either
o	a letter of transmittal, or a facsimile of one, that has been completed and executed in accordance with the instructions contained in the section of this prospectus titled “— Procedures for Tendering Notes” and in the letter of transmittal, or

o	an Agent’s Message, which will be part of the Book-Entry Confirmation, stating the DTC has received an express acknowledgment that the applicable DTC participant has received and agrees to be bound by the exchange offer contained in this prospectus and the letter of transmittal, and that Lennar may enforce that agreement against the participant; and
•	Any other documents required by the letter of transmittal.
     Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility System may make book-entry delivery of Series A Notes by causing DTC to transfer the Series A Notes into the exchange agent’s account at DTC in accordance with DTC’s transfer procedure. Because the only outstanding Series A Notes are Global Notes held by DTC, all tenders of Series A Notes must be made in that manner. Even though delivery of Series A Notes is effected through book-entry transfer into the exchange agent’s account at DTC, the letter of transmittal, or a facsimile of the letter of transmittal, with any required signature guarantees and any other required documents, must be transmitted to and received or confirmed by the exchange agent at its address or facsimile number as set forth under the caption “— Exchange Agent” below before 5:00 p.m., New York City time, on the expiration date. DTC participants may, in lieu of physically completing and delivering a letter of transmittal, electronically transmit their acceptance through ATOP. DTC will then verify the acceptance and send an Agent’s Message to the exchange agent regarding the acceptance. Delivery of a document to DTC does not constitute delivery to the exchange agent.
     A tender of Series A Notes by a holder will constitute an agreement by the holder to transfer the Series A Notes to us in exchange for Series B Notes on the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, subject to the withdrawal rights described under “—Withdrawal of Tenders.”
     The method of delivering the letter of transmittal (if one is being delivered) and any other required documents to the exchange agent is at the election and risk of the holder. It is recommended that holders use overnight or hand delivery services. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before 5:00 p.m., New York City time, on the expiration date. No letter of transmittal or Series A Notes should be sent to us. Holders may ask their brokers, dealers, commercial banks, trust companies or nominees to assist them in effecting tenders.
     Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the Series A Notes are being tendered for the account of an eligible institution. An eligible institution is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program.
     If a letter of transmittal or any bond powers or other assignment documents are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should so indicate when signing, and we may require that evidence satisfactory to us of their authority to sign be submitted with the letter of transmittal.
     All questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered Series A Notes will be determined by us in our sole discretion, and that determination will be final and binding. We reserve the right to reject any Series A Notes which are not properly tendered or the acceptance of which we believe might be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Series A Notes, without being required to waive the same defects, irregularities or conditions as to other Series A Notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Series A Notes must be cured by the expiration date, or by such later time as we may determine. Although we intend to ask the exchange agent to notify holders of defects or irregularities with respect to tenders of Series A Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Series A Notes will not be deemed to have been made until all defects and irregularities have been cured or waived. Any Series A Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly after the expiration date.
     We have the right (subject to limitations contained in the Indenture) (1) to purchase or make offers for any Series A Notes that remain outstanding after the expiration date and (2) to the extent permitted by applicable law, to purchase Series A Notes in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.
     Based on interpretations by the staff of the SEC set forth in no-action letters issued to persons unrelated to us, we believe that a person who receives Series B Notes issued pursuant to the exchange offer (other than (1) a broker-dealer who purchased the Series A Notes directly from us for resale pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act or (2) a person that is an affiliate of ours, as that term is defined in Rule 405 under the Securities Act), may resell the Series B Notes without registration or the need to deliver a prospectus under the Securities Act, provided that the person acquires the Series B Notes in the ordinary course of the person’s business and the person has no arrangement to participate in a distribution of the Series B Notes. If a person were to acquire Series B Notes through the exchange offer for the purpose of participating in a distribution of them, that person would probably be required to comply with the registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a sale of Series B Notes.
     Each person who acquires Series B Notes in exchange for Series A Notes in the exchange offer will be deemed to have acknowledged that (1) the Series B Notes are being acquired in the ordinary course of business of the holder and any beneficial owner thereof; (2) the person does not have an arrangement or understanding with any other person to participate in the distribution of the Series B Notes; (3) the person is not an affiliate of Lennar; and (4) the person is not engaged in and does not intend to engage in a distribution of the Series B Notes.
     If the holder is a broker-dealer that will receive Series B Notes for its own account in exchange for Series A Notes that were acquired as result of market-making activities or other trading activities, the holder will, by tendering, acknowledge that it will deliver a prospectus in connection with any resale of those Series B Notes.

Guaranteed Delivery Procedures
     Holders who wish to tender their Series A Notes and (1) whose Series A Notes are not immediately available, or (2) who cannot deliver their Series A Notes or any other required documents to the exchange agent or cannot complete the procedure for book-entry transfer prior to the expiration date, may effect a tender if:
     (a) The tender is made through an eligible institution;
     (b) Before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery (by facsimile transmission, mail or hand) setting forth the name and address of the eligible holder, and the principal amount of Series A Notes tendered, together with a duly executed letter of transmittal (or a facsimile of one), stating that the tender is being made by that notice of guaranteed delivery and guaranteeing that, within three business days after the expiration date, confirmation of a book-entry transfer into the exchange agent’s account at DTC and any other documents required by the letter of transmittal will be delivered to the exchange agent; and
     (c) Confirmation of a book-entry transfer into the exchange agent’s account at DTC and all other documents required by the letter of transmittal are received by the exchange agent within three business days after the expiration date.
     Upon request to the exchange agent, a form of notice of guaranteed delivery will be sent to any holder who may wish to use the guaranteed delivery procedures described above.
Withdrawal of Tenders
     Except as otherwise described below, holders will have the right to withdraw previously tendered Series A Notes until 5:00 p.m. New York City time on the expiration date.
     To withdraw a tender of Series A Notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must (i) specify the name of the person who tendered the Series A Notes to be withdrawn, (ii) identify the Series A Notes to be withdrawn (including the principal amounts of the Series A Notes), (iii) be signed by the tendering noteholder in the same manner as the signature on the letter of transmittal by which the Series A Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to effect a transfer of the Series A Notes into the name of the person who withdraws the tender, and (iv) specify the name in which the withdrawn Series A Notes are to be registered, if different from that of the tendering noteholder. All questions as to the validity, form and eligibility (including time of receipt) of withdrawal notices will be determined by us in our sole discretion, and that determination will be final and binding on all parties. Any Series A Notes that are withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer, and no Series B Notes will be issued with respect to those withdrawn Series A Notes, unless they are validly re-tendered. Any Series A Notes that have been tendered but that are not accepted for exchange or that are withdrawn will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Series A Notes may be re-tendered at any time before 5:00 p.m., New York City time, on the expiration date.
Fees and Expenses
     We will bear the expenses of soliciting tenders pursuant to the exchange offer. The principal solicitation of tenders is being made through DTC. However, solicitations also may be made by mail, facsimile, telephone or in person by officers and regular employees of ours and our affiliates.
     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others for soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the Series A Notes and in handling or forwarding tenders for exchange. We will pay the other expenses incurred in connection with the exchange offer, including fees and expenses of the trustee, accounting and legal fees and printing costs.
     We will pay all transfer taxes, if any, applicable to the exchange of Series A Notes for Series B Notes pursuant to the exchange offer. If, however, Series B Notes or Series A Notes that are not tendered or accepted for exchange are to be issued in the name of a person other than the registered holder, or if tendered Series A Notes are registered in the name of a person other than the person who signs the letter of transmittal, or if a transfer tax is imposed for any other reason, other than by reason of the exchange of Series A Notes for Series B Notes pursuant to the exchange offer, the tendering holder must pay the transfer taxes (whether imposed on the registered holder or on any other person). Unless satisfactory evidence of payment of transfer taxes or exemption from the need to pay them is submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder. We may refuse to issue Series B Notes in exchange for Series A Notes, or to return Series A Notes that are not exchanged, until we receive evidence satisfactory to us that any transfer taxes payable by the holder have been paid.

Material Federal Income Tax Consequences
Important Notice:
The discussion that follows is not intended or written to be used, and cannot be used by any person, for the purpose of avoiding United States Federal tax penalties, and was written in connection with this exchange offer of Series A Notes for Series B Notes. You should seek tax advice from an independent tax advisor based on your particular circumstances.
     The exchange of the Series A Notes for Series B Notes in the exchange offer will be treated as a “non-event” for United States Federal income tax purposes because the Series B Notes will not be considered to differ materially in kind or extent from the Series A Notes. Consequently, (1) no gain or loss should be realized by a U.S. Holder upon receipt of a Series B Note; (2) the holding period of the Series B Note should include the holding period of the Series A Note for which it is exchanged; and (3) the adjusted tax basis of the Series B Note should be the same as the adjusted tax basis immediately before the exchange of the Series A Note for which it is exchanged. Even if the exchange of a Series A Note for a Series B Note were treated as an exchange, the exchange should constitute a tax-free recapitalization for federal income tax purposes. Accordingly, a Series B Note should have the same issue price as a Series A Note and a U.S. Holder should have the same adjusted basis and holding period in the Series B Note as it had in the Series A Note immediately before the exchange. A “U.S. Holder” means a person who is, for United States federal income tax purposes, (1) a citizen or resident of the United States; (2) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision of the United States; or (3) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.
Accounting Treatment
     The Series B Notes will be recorded in our accounting records at the same carrying value as the Series A Notes for which they are exchanged. Accordingly, we will not recognize any gain or loss for accounting purposes as a result of the exchange offer.
Exchange Agent
     The Bank of New York Mellon Trust Company, N.A. has been appointed as exchange agent for the exchange offer. All correspondence in connection with the exchange offer and the consent and letter of transmittal should be addressed to the exchange agent, as follows:

By Facsimile:	By Registered Mail, Certified Mail or Overnight Courier:

Fax number: 212-298-1915	The Bank of New York Mellon Trust Company, N.A.
Attention: Evangeline R. Gonzales Confirm by telephone: 212-815-3738	Corporate Trust Operations Reorganization Unit 101 Barclay Street - 7E
New York, New York 10286
Attention: Evangeline R. Gonzales
     Requests for additional copies of this prospectus or the letter of transmittal should be directed to the exchange agent.

DESCRIPTION OF THE SERIES B NOTES
          We issued the Series A Notes, and we will issue the Series B Notes, under an indenture (the “Indenture”) dated as of May 4, 2010 among us, the subsidiary guarantors and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the “TIA”). Any Series A Notes that remain outstanding after the completion of the exchange offer will be treated under the Indenture as part of a single class of securities consisting of the Series B Notes and the remaining Series A Notes.
          We have summarized in this section the principal terms of the Series B Notes and the Indenture under which they were issued. This summary is not complete. You should read the Indenture and the Series B Notes for additional information before you decide to exchange Series A Notes for Series B Notes, because those documents, and not this description, define your rights as a holder of Series B Notes. You may request copies of these documents at our address shown under the caption “Incorporation by Reference” elsewhere in this prospectus.
          Capitalized terms used but not defined in this section have the meanings specified in the Indenture. For purposes of this “Description of the Notes,” “we,” “our” or “us” refers to Lennar Corporation and does not include our subsidiaries, except in references to financial data determined on a consolidated basis. Except where the context otherwise requires, references to “interest” include any “Additional Interest” that may accrue.
General
          The Series B Notes will be our direct, unsecured obligations and will rank equal in right of payment by us with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The Series B Notes will be issued in denominations of $1,000 principal amount and integral multiples of that amount and will be payable, and may be presented for registration of transfer and exchange, without service charge, at the Trustee’s office in Jacksonville, Florida.
          The Series B Notes are limited in aggregate principal amount to $250,000,000, but we may, without consent of the Holders, “reopen” the Series B Notes and issue additional Series B Notes at any time on the same terms and conditions and with the same CUSIP number as the Series B Notes we offer by this prospectus. The Series B Notes will mature on June 1, 2018. Interest on the Series B Notes will accrue at 6.950% per annum and will be payable semi-annually on June 1 and December 1 of each year, commencing December 1, 2010. Interest will also be payable with regard to the Series B Notes on their maturity date. If any interest payment date, maturity date or redemption date is not a Business Day, then the interest payment will be postponed until the first following Business Day and no additional interest will accrue.
          “Business Day” means each Monday, Tuesday, Wednesday, Thursday or Friday which is not a Legal Holiday in New York, New York.
          “Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions or trust companies are authorized or required by law to remain closed.
          We will pay interest to the persons in whose names the Series B Notes are registered at the close of business on the May 15 or November 15, as applicable, before the interest payment date; provided that the interest payable at the maturity date or on a redemption date will be paid to the person to whom principal is payable.
          Interest on the Series B Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance. There is no sinking fund applicable to the Series B Notes.
          In connection with the Series B Notes, we have not agreed to any financial covenants or any restrictions on the payment of dividends or the issuance or repurchase of our securities. We have agreed to no covenants or other provisions to protect Holders (as defined below) of the Series B Notes in the event of a highly leveraged transaction.
Redemption at Our Option
          We may, at our option, redeem the Series B Notes in whole or in part from time to time, on at least 30 but not more than 60 days’ prior notice, at a redemption price equal to the greater of:
•	100% of their principal amount; or

•	the present value of the Remaining Scheduled Payments (as defined below) on the Series B Notes being redeemed, discounted to the date of redemption, on a semiannual basis, at the Treasury Rate plus 50 basis points (0.50%).
          We will also pay accrued interest on the Series B Notes being redeemed to the date of redemption. In determining the redemption price and accrued interest, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.
     If money sufficient to pay the redemption price of and accrued interest on the Series B Notes to be redeemed is deposited with the Trustee on or before the redemption date, on and after the redemption date interest will cease to accrue on the Series B Notes (or such portions thereof) called for redemption and such Series B Notes will cease to be outstanding.

          “Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the Series B Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Series B Notes.
          “Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities” or (2) if such release (or any successor release) is not published or does not contain such price on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.
          “Reference Treasury Dealer” means (A) Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. (or its affiliate that is a Primary Treasury Dealer); provided, however, that if it shall cease to be a primary U.S. Government securities dealer in the United States (a “Primary Treasury Dealer”), we will substitute therefore another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.
          “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.
          “Remaining Scheduled Payments” means, with respect to any Note, the remaining scheduled payments of the principal (or of the portion) thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such Note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.
          “Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.
The Guarantees
          If any guarantor subsidiary guarantees at least $75 million of Lennar Corporation’s obligations, or other subsidiaries’ guarantees of Lennar Corporation obligations, that guarantor subsidiary will unconditionally guarantee all of our obligations under the Series B Notes including our obligations to pay principal, premium, if any, and interest with respect to the Series B Notes. The guarantees will be general unsecured obligations of the guarantors and will rank pari passu with all existing and future unsecured indebtedness of the guarantors that is not, by its terms, expressly subordinated in right of payment to the guarantees or other senior indebtedness of the guarantors. The obligations of each guarantor are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of that guarantor and after giving effect to any collections from or payments made by or on behalf of any other guarantor in respect of the obligations of the other guarantor under its guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of that guarantor under its guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. Each guarantor that makes a payment or distribution under a guarantee will be entitled to a contribution from each other guarantor in an amount pro rata, based on the net assets of each guarantor, determined in accordance with United States generally accepted accounting principles, or GAAP.
          The Indenture requires that each of our existing and future wholly-owned Subsidiaries (other than any foreign Subsidiary and any finance company Subsidiary) that guarantees any Indebtedness of ours or of any other Subsidiary (other than guarantees by Subsidiaries of U.S. Home Corporation (one of our Subsidiaries) solely of U.S. Home’s obligations as a guarantor under certain senior credit facilities) be a guarantor. The guarantee of the Series B Notes by a Subsidiary will be suspended, and that Subsidiary will not be a guarantor (but will remain a Restricted Subsidiary) and will not have any obligations with regard to the Series B Notes, during any period when the principal amount of our (i.e., Lennar Corporation’s) obligations or of any Subsidiary’s obligations as a guarantor of our (i.e., Lennar Corporation’s) obligations, in each case other than the Series B Notes and any other debt obligations containing provisions similar to this, that the Subsidiary is guaranteeing totals less than $75 million. At the date of this prospectus, none of our Subsidiaries is guaranteeing at least $75 million of indebtedness of Lennar Corporation and therefore, at the time when the Series B Notes are issued, none of the guarantees of the Series B Notes by our guarantor Subsidiaries will be in effect (but our guarantor Subsidiaries will be Restricted Subsidiaries). If any guarantor is released from its guarantee of the outstanding Indebtedness of us or any other Subsidiary, such guarantor will be automatically released from its obligations as guarantor under the Indenture, and from and after such date, such guarantor shall cease to constitute a guarantor of the Series B Notes.

          The Indenture provides that if all or substantially all of the assets of any guarantor or all of the capital stock of any guarantor is sold (including by consolidation, merger, issuance or otherwise) or disposed of (including by liquidation, dissolution or otherwise) by us or any of our Subsidiaries, then such guarantor or the Person acquiring such assets (in the event of a sale or other disposition of all or substantially all of the assets of such guarantor) shall be deemed automatically and unconditionally released and discharged from any of its obligations under the Indenture without any further action on the part of the Trustee or any Holder of the Series B Notes.
Change of Control Offer
          If a Change of Control Triggering Event occurs, unless we have exercised our option to redeem the Series B Notes by notifying the noteholders to that effect as described above, we will be required to make an offer (a “Change of Control Offer”) to each holder of Series B Notes to repurchase all or any part (equal to $1,000 or integral multiples of that amount) of that holder’s Series B Notes on the terms set forth in the Series B Notes. In a Change of Control Offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the Series B Notes repurchased, plus accrued and unpaid interest, if any, on the Series B Notes repurchased to the date of repurchase (a “Change of Control Payment”). Within 30 days following any Change of Control Triggering Event or, at our option, prior to any Change of Control, but after public announcement of the transaction that constitutes or may constitute the Change of Control, a notice will be mailed to holders of the Series B Notes, describing the transaction that constitutes or may constitute the Change of Control Triggering Event and offering to repurchase the Series B Notes on the date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date that notice is mailed, other than as may be required by law (a “Change of Control Payment Date”). The notice will, if mailed prior to the date of consummation of the Change of Control, state that the Change of Control Offer is conditioned on the Change of Control Triggering Event occurring on or prior to the applicable Change of Control Payment Date.
          On each Change of Control Payment Date, we will, to the extent lawful:
•	accept for payment all Series B Notes or portions of Series B Notes properly tendered pursuant to the Change of Control Offer;

•	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all Series B Notes or portions of Series B Notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the Series B Notes properly accepted together with an Officers’ Certificate stating the aggregate principal amount of Series B Notes or portions of Series B Notes being repurchased and that all conditions precedent provided for in the Indenture to the Change of Control Offer and to the repurchase by us of Series B Notes pursuant to the Change of Control Offer have been complied with.
          We will not be required to make a Change of Control Offer upon the occurrence of a Change of Control Triggering Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all Series B Notes properly tendered and not withdrawn under its offer.
          To the extent that we are required to offer to repurchase the Series B Notes upon the occurrence of a Change of Control Triggering Event, we may not have sufficient funds to repurchase the Series B Notes in cash at such time. In addition, our ability to repurchase the Series B Notes for cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. The failure to make such repurchase would result in a default under the Series B Notes.
          We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Series B Notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the Series B Notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the Series B Notes by virtue of any such conflict.
          For purposes of the Change of Control Offer provisions of the Series B Notes, the following terms will be applicable:
          “Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding Voting Stock or other Voting Stock into which our Voting Stock is reclassified, consolidated, exchanged or changed, measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the Voting Stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our Voting Stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the Voting Stock of the surviving person or any direct or indirect parent company of the surviving person immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our board of directors are not Continuing Directors; or (5) the adoption of a plan relating to our liquidation or dissolution.

          Notwithstanding the foregoing, a transaction (or series of related transactions) will not be deemed to involve a Change of Control under clause (2) above if, either:
          (i) (A) we become a direct or indirect wholly-owned subsidiary of a holding company and (B)(1) the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction or (2) the shares of our Voting Stock outstanding immediately prior to such transaction are converted into or exchanged for, a majority of the Voting Stock of such holding company immediately after giving effect to such transaction; or
          (ii) (A) Stuart Miller, together with members of his immediate family, directly or indirectly, becomes the beneficial owner of more than 50%, but less than 66 2/3%, of our outstanding Voting Stock (measured by voting power rather than number of shares) and (B) immediately after such transaction or transactions, our Class A common stock is listed for trading on the New York Stock Exchange or The Nasdaq Global Market.
          The term “person,” as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.
          The definition of “change of control” includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and the assets of our subsidiaries, taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Series B Notes to require us to repurchase its Series B Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and the assets of our subsidiaries, taken as a whole, to another person or group may be uncertain.
          “Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.
          “Continuing Directors” means, as of any date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date the Series B Notes were initially issued or (2) was nominated for election, elected or appointed to our Board of Directors with the approval of a majority of the Continuing Directors who were members of our Board of Directors at the time of the nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which that member was named as a nominee for election as a director, without objection to the nomination).
          “Fitch” means Fitch Inc. and its successors.
          “Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s, BBB- (or the equivalent) by S&P and BBB- (or the equivalent) by Fitch, and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.
          “Moody’s” means Moody’s Investors Service, Inc. and its successors.
          “Rating Agencies” means (1) each of Moody’s, S&P and Fitch; and (2) if any of Moody’s, S&P or Fitch ceases to rate the applicable Series B Notes or fails to make a rating of the applicable Series B Notes publicly available for reasons beyond our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our Board of Directors) as a replacement agency for Moody’s, S&P or Fitch, or all of them, as the case may be.
          “Rating Event” means the rating on the Series B Notes is lowered by at least two of the three Rating Agencies and the Series B Notes are rated below an Investment Grade Rating by at least two of the three Rating Agencies, in any case on any day during the period (which period will be extended so long as the rating of the Series B Notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies) commencing 60 days prior to the earlier of (i) the first public notice of the occurrence of a Change of Control or (ii) the first public notice of our intention to effect a Change of Control and ending 60 days following consummation of such Change of Control.
          “S&P” means Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.
          “Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of that person that is at the time entitled to vote generally in the election of the board of directors of that person.

Certain Covenants
          Limitation on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, assume, incur or suffer to exist any Lien upon any of our or its properties, whether owned on the date of original issuance of the Series B Notes (“Issue Date”) or thereafter acquired, unless:
•	if such Lien secures indebtedness ranking equal in right of payment with the Series B Notes, then the Series B Notes are secured on an equal and ratable basis with the obligation so secured until such time as such obligation is no longer secured by a Lien;

•	if such Lien secures Indebtedness which is subordinated to the Series B Notes, then the Series B Notes are secured and the Lien securing such Indebtedness is subordinated to the Lien granted to the Holders of the Series B Notes to the same extent as such Indebtedness is subordinated to the Series B Notes; or

•	such Lien is a Permitted Lien (as defined below).

•	The following Liens are “Permitted Liens”:
•	Liens on property of a Person existing at the time such Person is merged into or consolidated with or otherwise acquired by us or any Restricted Subsidiary, provided that such Liens were in existence prior to, and were not created in contemplation of, such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with us or any Restricted Subsidiary;

•	Liens on property existing at the time of acquisition thereof by us or any Restricted Subsidiary; provided that such Liens were in existence prior to, and were not created in contemplation of, such acquisition and do not extend to any assets other than the property acquired;

•	Liens imposed by law such as carriers’, warehouseman’s or mechanics’ Liens, and other Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

•	Liens incurred in connection with pollution control, industrial revenue, water, sewage or any similar bonds;

•	Liens securing Indebtedness representing, or incurred to finance, the cost of acquiring, constructing or improving any assets, provided that the principal amount of such Indebtedness does not exceed 100% of such cost, including construction charges;

•	Liens securing Indebtedness (A) between a Restricted Subsidiary and us, or (B) between Restricted Subsidiaries;

•	Liens incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature, in each case which are not incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of our business taken as a whole;

•	pledges or deposits under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of indebtedness) or leases to which Lennar or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of us or of any Restricted Subsidiary or deposits for the payment of rent, in each case incurred in the ordinary course of business;

•	Liens granted to any bank or other institution on the payments to be made to such institution by us or any Subsidiary pursuant to any interest rate swap or similar agreement or foreign currency hedge, exchange or similar agreement designed to provide protection against fluctuations in interest rates and currency exchange rates, respectively, provided that such agreements are entered into in, or are incidental to, the ordinary course of business;

•	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set off or similar rights and remedies;

•	Liens arising from the Uniform Commercial Code financing statements regarding leases;

•	Liens securing indebtedness incurred to finance the acquisition, construction, improvement, development or expansion of a property which is given within 180 days of the acquisition, construction, improvement, development or expansion of such property and which is limited to such property;

•	Liens incurred in connection with Non-Recourse Indebtedness;

•	Liens existing on the Issue Date;

•	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

•	Liens securing refinancing Indebtedness; provided that any such Lien does not extend to or cover any property or assets other than the property or assets securing Indebtedness so refunded, refinanced or extended;

•	easements, rights-of-way and other similar encumbrances incurred in the ordinary course of business and encumbrances consisting of zoning restrictions, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from our properties subject thereto; and

•	any extensions, substitutions, modifications, replacements or renewals of the Permitted Liens described above.
          Notwithstanding the foregoing, we may, and any Restricted Subsidiary may, create, assume, incur or suffer to exist any Lien upon any of our properties or assets without equally and ratably securing the Series B Notes if the aggregate amount of all Indebtedness then outstanding secured by such Lien and all other Liens which are not Permitted Liens, together with the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale Leaseback Transactions (as defined below), does not exceed 20% of Total Consolidated Stockholders’ Equity.
          Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale-Leaseback Transaction, except for any of the following “Permitted Sale-Leaseback Transactions”:
•	a Sale-Leaseback Transaction involving the leasing by us or any Restricted Subsidiary of model homes in our communities;

•	a Sale-Leaseback Transaction relating to a property which occurs within 180 days from the date of acquisition of such property by us or a Restricted Subsidiary or the date of the completion of construction or commencement of full operations on such property, whichever is later;

•	a Sale-Leaseback Transaction where we, within 365 days after such Sale-Leaseback Transaction, apply or cause to be applied to the retirement of our or any Restricted Subsidiary’s Funded Debt (other than our Funded Debt which by its terms or the terms of the instrument pursuant to which it was issued is subordinate in right of payment to the Series B Notes) proceeds of the sale of such property, but only to the extent of the amount of proceeds so applied;

•	a Sale-Leaseback Transaction where we or our Restricted Subsidiaries would, on the effective date of the relevant sale or transfer, be entitled, pursuant to the Indenture, to issue, assume or guarantee Indebtedness secured by a Lien upon the relevant property at least equal in amount to the then present value (discounted at the actual rate of interest of the Sale-Leaseback Transaction) of the obligation for the net rental payments in respect of such Sale-Leaseback Transaction without equally and ratably securing the Series B Notes;

•	a Sale-Leaseback Transaction (A) between Lennar and a Restricted Subsidiary or (B) between Restricted Subsidiaries, so long as the lessor is Lennar or a wholly-owned Restricted Subsidiary; or

•	a Sale-Leaseback Transaction which has a lease of no more than three years in length.
Notwithstanding the foregoing provisions, we may, and may permit any Restricted Subsidiary to, effect any Sale-Leaseback Transaction involving any real or tangible personal property which is not a Permitted Sale-Leaseback Transaction, provided that, at the time of the Sale-Leaseback Transaction, the aggregate net sales proceeds from all Sale-Leaseback Transactions which are not Permitted Sale-Leaseback Transactions, together with all Indebtedness secured by Liens other than Permitted Liens, does not exceed 20% of Total Consolidated Stockholders’ Equity.

          Mergers and Consolidations. We may not consolidate with or merge into, or sell or lease our assets substantially as an entirety to, a Person unless:
•	the resulting corporation or the person which acquires or leases our assets expressly assumes our obligations to pay principal, premium, if any, and interest with regard to the Series B Notes and all the covenants in the Indenture; and

•	immediately after the transaction, no Event of Default or event which, after notice or lapse of time or both, would be an Event of Default, will have occurred and continue.
Compliance Certificate
          We must deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate as to the signer’s knowledge of our compliance with all conditions and our covenants in the Indenture. The Officers’ Certificate also must state whether or not the signer knows of any Default or Event of Default. If the signer knows of such a Default or Event of Default, the Officers’ Certificate must describe the Default or Event of Default and the efforts to remedy it. For the purposes of this provision of the Indenture, compliance is determined without regard to any grace period or requirement of notice under the Indenture.
Events of Default and Remedies
          The following are Events of Default under the Indenture:
•	if we fail to pay any interest on the Series B Notes continuing for 30 days after it was due;

•	if we fail to pay any principal or redemption price or repurchase price due with respect to the Series B Notes;

•	our or any Restricted Subsidiary’s failure to fulfill an obligation to pay Indebtedness for money borrowed by the Company or a Restricted Subsidiary (other than Indebtedness which is non-recourse to us or any Restricted Subsidiary), which such failure shall have resulted in the acceleration of, or be a failure to pay at final maturity, Indebtedness aggregating more than $50 million;

•	our failure to perform any other covenant or warranty in the Indenture, continued for 30 days after written notice as provided in the Indenture;

•	final judgments or orders are rendered against us or any Restricted Subsidiary which require the payment by us or any Restricted Subsidiary of an amount (to the extent not covered by insurance) in excess of $50 million and such judgments or orders remain unstayed or unsatisfied for more than 60 days and are not being contested in good faith by appropriate proceedings; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any Restricted Subsidiary.
          If an Event of Default has occurred and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Series B Notes then outstanding may declare the principal amount of the Series B Notes then outstanding and interest, if any, accrued thereon to be due and payable immediately. However, if we cure all defaults (except the nonpayment of the principal and interest due on any of the Series B Notes that have become due by acceleration) and certain other conditions in the Indenture are met, with certain exceptions, such declaration may be annulled and past defaults may be waived by the Holders of a majority of the principal amount of the Series B Notes then outstanding. In the case of certain events of bankruptcy or insolvency, the principal amount of the Series B Notes will automatically become and be immediately due and payable.
          Within 90 days after a Trust Officer (as defined in the Indenture) has knowledge of the occurrence of a Default or any Event of Default, the Trustee must mail to all Holders notice of all Defaults or Events of Default known to a Trust Officer, unless such Default or Event of Default is cured or waived before the giving of such notice. However, except in the case of a payment default on any of the Series B Notes, the Trustee will be protected in withholding such notice if and so long as a trust committee of directors and/or officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders.
          The Holders of a majority in principal amount of the Series B Notes then outstanding will have the right to direct the time, method and place of conducting any proceedings for any remedy available to the Trustee with regard to the Series B Notes, subject to certain limitations specified in the Indenture.

Modifications of the Indenture
          With the consent of the Holders of not less than a majority in principal amount of the Series B Notes at the time outstanding, we and the Trustee may modify the Indenture or any supplemental indenture or the rights of the Holders of the Series B Notes. However, without the consent of each Holder of Series B Notes which is affected, we cannot, among other actions:
•	extend the fixed maturity of any Note;

•	reduce the rate or extend the time for the payment of interest;

•	reduce the principal amount of any Note or the redemption price;

•	impair the right of a Holder to institute suit for the payment thereof; or

•	change the currency in which the Series B Notes are payable.
          In addition, without the consent of the Holders of all of the Series B Notes then outstanding, we cannot reduce the percentage of Series B Notes the Holders of which are required to consent to any such supplemental indenture.
Global Securities
          The Series B Notes will be issued in the form of one or more global securities (“Global Securities”) that will be deposited with, or on behalf of, The Depository Trust Company, New York, New York (“DTC”). Interests in the Global Securities will be issued only in denominations of $1,000 principal amount or integral multiples of that amount. Unless and until it is exchanged in whole or in part for securities in definitive form, a Global Security may not be transferred except as a whole to a nominee of DTC for such Global Security, or by a nominee of DTC to DTC or another nominee of DTC, or by DTC or any such nominee to a successor of DTC or a nominee of such successor.
Book-Entry System
          Initially, the Series B Notes will be registered in the name of Cede & Co., the nominee of DTC. Accordingly, beneficial interests in the Series B Notes will be shown on, and transfers of Series B Notes will be effected only through, records maintained by DTC and its participants. Information about DTC is included in the section of this prospectus captioned “Book Entry, Delivery and Form,” which begins on page 29.
          DTC has advised us and the initial purchasers as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants (“Direct Participants”) deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in such Direct Participants’ accounts, eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s book-entry system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”) which will include the Euroclear System (“Euroclear”) and Clearstream Banking S.A. (“Clearstream”). The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.
          Payments on the Series B Notes registered in the name of DTC’s nominee will be made in immediately available funds to DTC’s nominee as the registered owner of the Global Securities. We and the Trustee will treat DTC’s nominee as the owner of such Series B Notes for all other purposes as well. Therefore, neither we, the Trustee nor any paying agent has any direct responsibility or liability for the payment of any amount due on the Series B Notes to owners of beneficial interests in the Global Securities. It is DTC’s current practice, upon receipt of any payment, to credit Direct Participants’ accounts on the payment date according to their respective holdings of beneficial interests in the Global Securities as shown on DTC’s records unless DTC has reason to believe that it will not receive payment. Payments by Direct and Indirect Participants to owners of beneficial interests in the Global Securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name.” Such payments will be the responsibility of such Direct and Indirect Participants and not of DTC, the Trustee or us.

          Series B Notes represented by a Global Security will be exchangeable for Series B Notes in definitive form of like tenor in authorized denominations only if:
•	DTC notifies us that it is unwilling or unable to continue as depositary;

•	DTC ceases to be a clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

•	we, in our discretion, determine not to require all of the Series B Notes to be represented by a Global Security and notify the Trustee of our decision.
Same-Day Settlement and Payment
          So long as DTC continues to make its Same-Day Funds Settlement System available to us, all payments on the Series B Notes will be made by us in immediately available funds.
          Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the Series B Notes will trade in DTC’s Same-Day Funds Settlement System until maturity; therefore, DTC will require that trades be settled in immediately available funds.
Concerning the Trustee
          The Bank of New York Mellon Trust Company, N.A. is the Trustee under the Indenture and will be appointed by us as the initial paying agent, registrar and custodian with regard to the Series B Notes. We may maintain deposit accounts and conduct other banking transactions with the Trustee or its affiliates in the ordinary course of business.
          The Trustee and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.
Discharge of the Indenture
          We may satisfy and discharge our obligations under the Indenture with respect to the Series B Notes by:
•	delivering to the Trustee for cancellation all outstanding Series B Notes; or

•	depositing with the Trustee, after all outstanding Series B Notes have become due and payable (or are by their terms to become due and payable within one year), whether at stated maturity, or otherwise, cash and/or U.S. Government Obligations sufficient to pay all of the outstanding Series B Notes and paying all other sums payable under the Indenture by us with respect to the Series B Notes.
          Upon the deposit of such funds with the Trustee, the Indenture will, with certain limited exceptions, cease to be of further effect with respect to the Series B Notes. The rights that would continue following the deposit of those funds with the Trustee are:
•	the remaining rights of registration of transfer, substitution and exchange of the Series B Notes;

•	the rights of Holders under the Indenture to receive payments due with respect to the Series B Notes and the other rights, duties and obligations of Holders, as beneficiaries with respect to the amounts, if any, so deposited with the Trustee; and

•	the rights, obligations and immunities of the Trustee under the Indenture.
Certain Definitions
          The following are definitions of certain of the terms used in the Indenture.
          “Consolidated Net Tangible Assets” means the total amount of assets which would be included on a consolidated balance sheet of Lennar and the Restricted Subsidiaries under GAAP (less applicable reserves and other properly deductible items) after deducting therefrom:
          (A) all short-term liabilities, i.e., liabilities payable by their terms less than one year from the date of determination and not renewable or extendable at the option of the obligor for a period ending more than one year after such date, and liabilities in respect of retiree benefits other than pensions for which the Restricted Subsidiaries are required to accrue pursuant to former Statement of Financial Accounting Standards No. 106 (now ASC No. 715);
          (B) investments in Subsidiaries that are not Restricted Subsidiaries; and
          (C) all assets reflected on our balance sheet as the carrying value of goodwill, trade names, trademarks, patents, unamortized debt discount, unamortized expense incurred in the issuance of debt and other intangible assets.

          “Default” means any event which, upon the giving of notice or the passage of time, or both, would be an Event of Default.
          “Funded Debt” of any Person means all Indebtedness for borrowed money created, incurred, assumed or guaranteed in any manner by such Person, and all Indebtedness, contingent or otherwise, incurred or assumed by such Person in connection with the acquisition of any business, property or asset, which in each case matures more than one year after, or which by its terms is renewable or extendible or payable out of the proceeds of similar Indebtedness incurred pursuant to the terms of any revolving credit agreement or any similar agreement at the option of such Person for a period ending more than one year after the date as of which Funded Debt is being determined; provided however that, Funded Debt shall not include:
•	any Indebtedness for the payment, redemption or satisfaction of which money (or evidences of indebtedness, if permitted under the instrument creating or evidencing such indebtedness) in the necessary amount shall have been irrevocably deposited in trust with a trustee or proper depositary either on or before the maturity or redemption date thereof;

•	any Indebtedness of such Person to any of its subsidiaries or of any subsidiary to such Person or any other subsidiary; or

•	any Indebtedness incurred in connection with the financing of operating, construction or acquisition projects, provided that the recourse for such indebtedness is limited to the assets of such projects.
          “Holder” means a Person in whose name a Note is registered on the Registrar’s books.
          “Indebtedness” means, with respect to us or any Subsidiary, and without duplication:
          (a) the principal of and premium, if any, and interest on, and fees, costs, enforcement expenses, collateral protection expenses and other reimbursement or indemnity obligations in respect to all our or any Subsidiary’s indebtedness or obligations to any Person, including but not limited to banks and other lending institutions, for money borrowed that is evidenced by a note, bond, debenture, loan agreement, or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of amounts paid under letters of credit);
          (b) all our or any Subsidiary’s reimbursement obligations and other liabilities (contingent or otherwise) with respect to letters of credit, bank guarantees or bankers’ acceptances;
          (c) all obligations and liabilities (contingent or otherwise) in respect of our or any Subsidiary’s leases required, in conformity with generally accepted accounting principles, to be accounted for as capital lease obligations on our balance sheet;
          (d) all our or any Subsidiary’s obligations (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;
          (e) all direct or indirect guaranties or similar agreements by us or any Subsidiary in respect of, and our or such Subsidiary’s obligations or liabilities (contingent or otherwise) to purchase or otherwise acquire, or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another Person of the kind described in clauses (a) through (d);
          (f) any indebtedness or other obligations, excluding any operating leases we or any Subsidiary is currently (or may become) a party to, described in clauses (a) through (d) secured by any Lien existing on property which is owned or held by us or such Subsidiary, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by us or such Subsidiary; and
          (g) any and all deferrals, renewals, extensions and refinancing of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (a) through (f).
          “Lien” means any mortgage, pledge, lien, encumbrance, charge or security interest of any kind.
          “Non-Recourse Indebtedness” means any of our Indebtedness or any Restricted Subsidiary’s Indebtedness for which the holder of such Indebtedness has no recourse, directly or indirectly, to us or such Restricted Subsidiary for the principal of, premium, if any, and interest on such Indebtedness, and for which we are not or such Restricted Subsidiary is not, directly or indirectly, obligated or otherwise liable for the principal of, premium, if any, and interest on such Indebtedness, except pursuant to mortgages, deeds of trust or other security interests or other recourse, obligations or liabilities, in respect of specific land or other real property interests of us or such Restricted Subsidiary securing such indebtedness; provided, however, that recourse, obligations or liabilities solely for indemnities, or breaches of warranties or representations in respect of Indebtedness will not prevent that Indebtedness from being classified as Non-Recourse Indebtedness.

          “Officers’ Certificate” when used with respect to us means a certificate signed by two of our officers (as specified in the Indenture), each such certificate will comply with Section 314 of the TIA and include the statements required under the Indenture.
          “Paying Agent” means the office or agency designated by us where the Series B Notes may be presented for payment.
          “Person” means any individual, corporation, partnership, limited liability company, joint venture, joint-stock company, trust, unincorporated organization or government or any government agency or political subdivision.
          “Restricted Subsidiary” means (a) all existing wholly-owned Subsidiaries, other than finance company subsidiaries and any foreign Subsidiaries, and (b) all future wholly-owned Subsidiaries that become guarantors, in each case, until such time as such subsidiary is released in accordance with the terms of the Indenture.
          “Sale-Leaseback Transaction” means a sale or transfer made by us or a Restricted Subsidiary of any property which is either (a) a manufacturing facility, office building or warehouse whose book value equals or exceeds 1% of Consolidated Net Tangible Assets as of the date of determination, or (b) another property (not including a model home) which exceeds 5% of Consolidated Net Tangible Assets as of the date of determination, if such sale or transfer is made with the agreement, commitment or intention of leasing such property to Lennar or a Restricted Subsidiary.
          “Significant Subsidiary” means any Subsidiary (a) whose revenues exceed 10% of our total consolidated revenues, in each case for the most recent fiscal year, or (b) whose net worth exceeds 10% of our Total Consolidated Stockholders’ Equity, in each case as of the end of the most recent fiscal year.
          “Subsidiary” means (a) a corporation or other entity of which a majority in voting power of the stock or other interests is owned by us, by a Subsidiary or by us and one or more Subsidiaries or (b) a partnership, the sole general partner or partners of which is us and/or any Subsidiary and of which we or any Subsidiary owns at least 25% in value of the equity.
          “Total Consolidated Stockholders’ Equity” means, with respect to any date of determination, our total consolidated stockholders’ equity as shown on the most recent consolidated balance sheet that is contained or incorporated in the latest annual report on Form 10-K (or equivalent report) or quarterly report on Form 10-Q (or equivalent report) filed with the SEC, and is as of a date not more than 181 days prior to the date of determination, in the case of the consolidated balance sheet contained or incorporated in an annual report on Form 10-K, or 135 days prior to the date of determination, in the case of the consolidated condensed balance sheet contained in a quarterly report on
Form 10-Q.
          “U.S. Government Obligations” means direct obligations of, and obligations guaranteed by, the United States of America for the payment of which the full faith and credit of the United States of America is pledged.
BOOK ENTRY, DELIVERY AND FORM
     The certificates representing the Series B Notes will be issued in fully registered form. The Series B Notes initially will be represented by a single, permanent global note (a “Global Note”), in definitive, fully registered form without interest coupons and will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee.
     Upon the issuance of a Global Note, DTC or its nominee will credit the accounts of persons holding through it with the respective principal amounts of the Series B Notes represented by such Global Note that are received by such persons in the exchange offer. Ownership of beneficial interests in a Global Note will be limited to persons that have accounts with DTC (“participants”) or persons that may hold interests through participants. Any person acquiring an interest in a Global Note through an offshore transaction may hold such interest through Clearstream (formerly known as Cedel) or Euroclear. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC (with respect to participants’ interests) and such participants (with respect to the interests of owners of beneficial interests in such Global Note other than participants). The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Note.
     Payment of principal of and interest on Series B Notes represented by a Global Note will be made in immediately available funds to DTC or its nominee, as the case may be, as the sole registered owner and the sole holder of the Series B Notes represented thereby for all purposes under the Indenture. We have been advised by DTC that upon receipt of any payment of principal of or interest on any Global Note, DTC will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of such Global Note as shown on the records of DTC. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in “street name” and will be the sole responsibility of such participants.

     A Global Note may not be transferred except as a whole by DTC or a nominee of DTC to a nominee of DTC or to DTC. A Global Note is exchangeable for certificated Series B Notes only if (a) DTC notifies us that it is unwilling or unable to continue as a depositary for such Global Note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act, (b) we in our discretion at any time determine not to have all the Series B Notes represented by such Global Note, or (c) there shall have occurred and be continuing a default or an event of default with respect to the Series B Notes represented by such Global Note. Any Global Note that is exchangeable for certificated Series B Notes pursuant to the preceding sentence will be exchanged for certificated Series B Notes in authorized denominations and registered in such names as DTC or any successor depositary holding such Global Note may direct. Subject to the foregoing, a Global Note is not exchangeable, except for a Global Note of like denomination to be registered in the name of DTC or any successor depositary or its nominee. In the event that a Global Note becomes exchangeable for certificated Series B Notes, (a) certificated Series B Notes will be issued only in fully registered form in denominations of $1,000 or integral multiples thereof, (b) payment of principal of, and premium, if any, and interest on, the certificated Series B Notes will be payable, and the transfer of the certificated Series B Notes will be registerable, at our office or agency maintained for such purposes and (c) no service charge will be made for any registration of transfer or exchange of the certificated Series B Notes, although we may require payment of a sum sufficient to cover any tax or governmental charge imposed in connection therewith.
     So long as DTC or any successor depositary for a Global Note, or any nominee, is the registered owner of such Global Note, DTC or such successor depositary or nominee, as the case may be, will be considered the sole owner or holder of the Series B Notes represented by such Global Note for all purposes under the Indenture and the Series B Notes. Except as set forth above, owners of beneficial interests in a Global Note will not be entitled to have the Series B Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated Series B Notes in definitive form and will not be considered to be the owners or holders of any Series B Notes under such Global Note. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC or any successor depositary, and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. We understand that under existing industry practices, in the event that we request any action of holders or that an owner of a beneficial interest in a Global Note desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC or any successor depositary would authorize the participants holding the relevant beneficial interest to give or take such action and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.
     DTC has advised us that it will take any action permitted to be taken by a holder of Series B Notes (including the presentation of Series B Notes for exchange) only at the direction of one or more participants to whose accounts the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.
     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).
     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Issuer nor the Trustee nor the Initial Purchasers will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

SALES OF SERIES B NOTES RECEIVED BY BROKER-DEALERS
     A broker-dealer that holds Series A Notes for its own account as a result of market-making activities or other trading activities may participate in the exchange offer so long as the broker-dealer has not entered into any arrangement or understanding with us or any of our affiliates to distribute the Series B Notes. A broker-dealer that holds Series A Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Series B Notes in exchange for those Series A Notes in the exchange offer may be a statutory underwriter and must therefore deliver a prospectus which meets the requirements of the Securities Act of 1933, as amended, in connection with the resale of those Series B Notes.
     We will not receive any proceeds from any sale of Series B Notes by broker-dealers. Series B Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Series B Notes or a combination of those methods of resale, at prices which may or may not be based upon market prices prevailing at the time of the sale. Any such sale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer and/or the purchasers of the Series B Notes. Any broker-dealer that sells Series B Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Series B Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profits from sale of the Series B Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation. The letter of transmittal states that a broker-dealer will not, by delivering a prospectus, be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
     For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests one. We have agreed to pay all expenses incident to the exchange offer (including the reasonable fees and disbursements of one firm of special counsel for the holders of the Series A Notes), other than commissions or concessions of any brokers or dealers, and we will indemnify the holders of the Series A Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.
LEGAL MATTERS
     K&L Gates LLP, New York, New York, will pass on the validity of the Series B Notes for us. Mark Sustana, our General Counsel, will pass on the validity of the guarantees for us.
EXPERTS
     The consolidated financial statements incorporated in this Prospectus by reference from Lennar Corporation’s Current Report on Form 8-K dated April 26, 2010, the related financial statement schedule incorporated in this Prospectus by reference from Lennar Corporation’s Annual Report on Form 10-K for the year ended November 30, 2009, and the effectiveness of Lennar Corporation’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file annual, quarterly and current reports and other information with the SEC. You can read and copy any materials that we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. You can call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Internet website at www.sec.gov. In addition, you can read and copy our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, N.Y. 10005.
     Our obligations under the Exchange Act to file periodic reports and other information with the SEC may be suspended, under certain circumstances, if our Common Stock is held of record by fewer than 300 holders at the beginning of any fiscal year and is not listed on a national securities exchange. We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the Series B Notes remain outstanding, we will furnish to the holders of the Series B Notes upon request, and if required by the Exchange Act, file with the SEC, all annual, quarterly and current reports that we are or would be required to file with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act. In addition, we have agreed that, as long as any of the Series A Notes remain outstanding, we will make the information required by Rule 144A(d)(4) under the Securities Act available to any prospective purchaser of Series A Notes or beneficial owner of Series A Notes in connection with a sale of them.

INCORPORATION BY REFERENCE
     The SEC allows us to “incorporate by reference” in this prospectus the information in the documents that we have previously filed with it or documents that we will file with the SEC in the future. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus.
     We are incorporating by reference in this prospectus the documents listed below, which we have previously filed with the SEC. Each of the documents incorporated by reference is an important part of this prospectus.
(a)	our Annual Report on Form 10-K for the fiscal year ended November 30, 2009*;

(b)	our Quarterly Reports on Form 10-Q for the fiscal quarters ended February 28, 2010 and May 31, 2010;

	(c)	our Current Reports on Form 8-K filed on February 22, 2010, April 5, 2010, April 19, 2010; April 26, 2010, April 29, 2010, and May 10, 2010, May 14, 2010 and June 28, 2010; and

	(d)	our Proxy Statement on Schedule 14A filed on March 4, 2010 for our 2010 Annual Meeting of Stockholders.

*	Items 6, 7, and 8 of the Form 10-K have been superseded by information contained in our Current Report on Form 8-K filed on April 26, 2010.
     Whenever after the date of this prospectus and until one year after the expiration date of the exchange offer, we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the prior statement. Nothing in this prospectus will be deemed to incorporate information furnished by us on Form 8-K that, pursuant to SEC rules, is not deemed “filed” for purposes of the Exchange Act.
     You may obtain a copy of any or all of the documents referred to above which have been or will be incorporated by reference into this prospectus (including exhibits specifically incorporated by reference in those documents), as well as a copy of the registration statement of which the prospectus is a part and its exhibits, at no cost to you upon oral request by calling our Office of the General Counsel at (305) 559-4000, or upon written request addressed to:
Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
Attn: Office of the General Counsel
INDEMNIFICATION OF DIRECTORS, OFFICERS AND CONTROL PERSONS
     Section 145 of the Delaware General Corporation Law (“DGCL”) empowers us to indemnify, subject to certain limitations, any person in connection with any action, suit or proceeding brought before or threatened by reason of the fact that the person was a director, officer, employee or agent of ours, or is or was serving as such with respect to another entity at our request. The DGCL also permits us to purchase insurance covering our directors, officers, employees and agents, even if its coverage includes matters for which we could not indemnify our directors or officers. Additionally, our bylaws provide for the indemnification by us of each of our directors and officers to the fullest extent permitted by applicable law.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
     No dealer, salesperson, or other person has been authorized to give any information or to make any representations in connection with the offer made by this prospectus other than those contained in it and, if any information or representation not contained in this prospectus is given or made, that information or representation must not be relied upon as having been authorized by Lennar. This prospectus does not constitute an offer to exchange or the solicitation of an offer to exchange any security other than those to which it relates, nor does it constitute an offer to exchange, or the solicitation of an offer to exchange, to any person in any jurisdiction in which that offer or solicitation is not authorized, or in which the person making the offer or solicitation is not permitted to do so, or to any person to whom it is unlawful to make the offer or solicitation. Neither the delivery of this prospectus nor any exchange as a result of the offer to which it relates will, under any circumstances, imply that there has been no change in the affairs of Lennar since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent its date.

$250,000,000
Offer to exchange any and all outstanding Series A
6.950% Senior Notes due 2018,
$250,000,000 aggregate principal
amount outstanding, for Series B
6.950% Senior Notes due 2018.

PROSPECTUS

August 6, 2010